25	MANAGEMENT’S REPORT

MANAGEMENT’S REPORT

To the Shareholders of Hemisphere Energy Corporation:

Management is responsible for the preparation of the financial statements and the consistent presentation of all other financial information that is publicly disclosed. The financial statements have been prepared in accordance with the accounting policies detailed in the notes to the financial statements and in accordance with IFRS and include estimates and assumptions based on management’s best judgment. Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is produced in a timely manner. Independent auditors appointed by the shareholders have examined the financial statements. Their report is presented with the financial statements. The Audit Committee, consisting of independent members of the Board of Directors, has reviewed financial statements with management and the independent auditors. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

Vancouver, British Columbia
April 21, 2015

(signed) “Don Simmons”	(signed) “Dorlyn Evancic”
Don Simmons, President & CEO	Dorlyn Evancic, Chief Financial Officer

Hemisphere Energy Corporation

INDEPENDENT AUDITORS’ REPORT	26

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Hemisphere Energy Corporation:

We have audited the accompanying financial statements of Hemisphere Energy Corporation, which comprise the statements of financial position as at December 31, 2014, December 31, 2013 and January 1, 2013, and the statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years ended December 31, 2014 and 2013, and the ten months ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Hemisphere Energy Corporation as at December 31, 2014, December 31, 2013 and January 1, 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013, and the ten months ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Hemisphere Energy Corporation

27	INDEPENDENT AUDITORS’ REPORT

Comparative Information
Without modifying our opinion, we draw attention to Note 4 to the financial statements as at December 31, 2013 and January 1, 2013, and for the year ended December 31, 2013 and for the ten months ended December 31, 2012, which indicates that the comparative information presented has been restated.

Chartered Accountants

Vancouver, Canada
April 21, 2015

Hemisphere Energy Corporation

AUDITED ANNUAL FINANCIAL STATEMENTS	28

STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	Notes	December 31,	December 31,	January 1,
		2014	2013	2013
			(Restated Note 4)	(Restated Note 4)
Assets
Current assets
Accounts receivable	6(a)	$1,304,252	$1,042,407	$904,454
Prepaid expenses		132,929	103,172	115,769
		1,437,181	1,145,579	1,020,223

Non-current assets
Reclamation deposits	10	105,535	105,535	100,535
Exploration and evaluation assets	8, 12	2,896,887	2,000,613	1,766,856
Property and equipment	9, 12	42,870,113	27,411,445	20,424,419
Deferred tax assets	18	1,641,916	1,532,405	1,174,832
Total assets		$48,951,632	$32,195,577	$24,486,865

Liabilities
Current liabilities
Bank indebtedness	12	$7,184,147	$4,500,000	$1,035,000
Accounts payable and accrued liabilities		5,897,643	2,976,485	3,912,818
Flow-through premium liability	13	-	369,240	-
		13,081,790	7,845,725	4,947,818

Non-current liabilities
Decommissioning obligations	10	5,177,607	2,011,282	467,235
		18,259,397	9,857,007	5,415,053

Shareholders’ Equity
Capital stock	13	51,881,960	42,127,674	38,805,193
Share-based payment reserve	13(b)	2,513,122	2,574,789	2,214,325
Warrant reserve	13(c)	-	204,479	183,572
Deficit		(23,702,847)	(22,568,372)	(22,131,278)
Total shareholders’ equity		30,692,235	22,338,570	19,071,812
Total liabilities and shareholders’ equity		$48,951,632	$32,195,577	$24,486,865

Commitment	(Note 14)

The accompanying notes are an integral part of these financial statements.

On Behalf of the Board of Directors

(signed) “Bruce McIntyre”	(signed) “Don Simmons”
Bruce McIntyre, Director	Don Simmons, Director

Hemisphere Energy Corporation

29	AUDITED ANNUAL FINANCIAL STATEMENTS

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Year Ended	Year Ended	10 Months Ended
	Note	December 31, 2014	December 31, 2013	December 31, 2012
			(Restated Note 4)	(Restated Note 4)
Oil and natural gas revenue		$16,635,279	$10,573,199	$7,875,723
Royalties		(3,008,377)	(1,898,532)	(1,371,883)
Net oil and natural gas revenue		13,626,902	8,674,667	6,503,840

Expenses
Production and operating		4,351,248	3,067,174	1,846,532
Exploration and evaluation	8	190,887	116,006	120,882
Depletion and depreciation	9	5,360,989	3,733,693	2,943,262
General and administrative	13(b)	2,654,943	1,877,376	1,527,505
Impairment of property and equipment	9	2,702,925	556,371	184,938
		15,260,992	9,350,620	6,623,119
Results from operating activities		(1,634,090)	(675,953)	(119,279)
Finance expense	11	(276,347)	(195,775)	(40,459)
Gain on disposition		2,942	3,889	-
Flow-through share premium recovery	13(a)	369,240	-	-
Loss before income taxes		(1,538,255)	(867,839)	(159,738)
Deferred tax (expense) recovery	18	(129,552)	357,573	(312,307)
Net loss and comprehensive loss for the period		$(1,667,807)	$(510,266)	$(472,045)
Loss per share
Basic and diluted	13(d)	$(0.02)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements.

Hemisphere Energy Corporation

AUDITED ANNUAL FINANCIAL STATEMENTS	30

STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Year Ended	Year Ended	10 Months Ended
	December 31, 2014	December 31, 2013	December 31, 2012
		(Restated Note 4)	(Restated Note 4)
Operating activities
Loss for the period	$(1,667,807)	$(510,266)	$(472,045)
Items not affecting cash
Depletion, depreciation and accretion	5,427,765	3,740,206	2,957,585
Impairment of property and equipment	2,702,925	556,371	184,938
Flow through share premium recovery	(369,240)	-	-
Gain on disposition	(2,942)	-	-
Deferred tax expense (recovery)	129,552	(357,573)	312,307
Share-based payments	452,780	360,464	282,872
Funds flow from operations	6,673,033	3,789,202	3,265,657
Changes in non-cash working capital (Note 16)	(13,353)	(123,928)	406,975
Cash provided by operating activities	6,659,680	3,665,274	3,672,632
Investing activities
Property and equipment expenditures	(19,476,818)	(8,915,499)	(8,193,606)
Exploration and evaluation expenditures	(1,889,546)	(1,057,814)	(3,573,912)
Reclamation deposits	-	(5,000)	51,442
Proceeds from disposition of property and equipment	50,000	-	-
Changes in non-cash working Capital (Note 16)	2,642,909	(947,511)	2,665,666
Cash used in investing activities	(18,673,455)	(10,925,824)	(9,050,410)
Financing activities
Shares issued for cash, net of issue costs	9,329,628	3,785,800	2,158,880
Change in non-cash working Capital (Note 16)	-	9,750	-
Cash provided by financing activities	9,329,628	3,795,550	2,158,880
Outflow of cash	(2,684,147)	(3,465,000)	(3,218,898)
Cash (bank indebtedness),
beginning of period	(4,500,000)	(1,035,000)	2,183,898
Bank indebtedness, end of period	$(7,184,147)	$(4,500,000)	$(1,035,000)

The accompanying notes are an integral part of these financial statements.
Supplemental cash flow information (Note 16)

Hemisphere Energy Corporation

31	AUDITED ANNUAL FINANCIAL STATEMENTS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)

		Number of		Share-based
		common		payment	Warrant	Deficit
	Note	shares	Capital stock	reserve	reserve	(Restated Note 4)	Total Equity
Balance, February 29, 2012		50,374,701	$36,719,485	$1,931,453	$110,400	$(21,659,233)	$17,102,105
Warrant exercises	13 (a)	1,752,047	1,051,228	-	-	-	1,051,228
Stock option exercise	13 (a)	5,000	1,250	-	-	-	1,250
Share-based payments	13 (b)	-	-	282,872	-	-	282,872
Share issuance	13 (a)	1,829,300	1,115,873	-	73,172	-	1,189,045
Share issuance costs	13 (a)	-	(82,643)	-	-	-	(82,643)
Net loss for the period		-	-	-	-	(472,045)	(472,045)
Balance, December 31, 2012		53,961,048	38,805,193	2,214,325	183,572	(22,131,278)	19,071,812
Non-flow-through share issuance	13 (a)	4,269,450	2,262,808	-	94,079	-	2,356,887
Flow-through share issuance	13 (a)	3,077,000	2,000,050	-	-	-	2,000,050
Share-based payments	13 (b)	-	-	360,464	-	-	360,464
Share issuance costs	13 (a)	-	(571,137)	-	-	-	(571,137)
Premium on issuance of flow-
through shares	13 (a)	-	(369,240)	-	-	-	(369,240)
Expiry of warrants	13 (c)	-	-	-	(73,172)	73,172	-
Net loss for the year		-	-	-	-	(510,266)	(510,266)
Balance, December 31, 2013		61,307,498	42,127,674	2,574,789	204,479	(22,568,372)	22,338,570
Non-flow-through share issuance	13 (a)	13,333,500	10,000,125	-	-	-	10,000,125
Share-based payments	13 (b)	-	-	452,780	-	-	452,780
Share issuance costs, net of tax	13 (a)	-	(680,408)	-	-	-	(680,408)
Exercise of stock options	13 (a)	690,000	404,944	(184,094)	-	-	220,850
Expiry of stock options	13 (b)	-	-	(1,159)	-	1,159	-
Exercise of warrants	13 (a)	37,500	29,625	-	(1,500)	-	28,125
Expiry of warrants	13 (c)	-	-	(329,194)	(202,979)	532,173	-
Net loss for the year		-	-	-	-	(1,667,807)	(1,667,807)
Balance, December 31, 2014		75,368,498	$51,881,960	$2,513,122	$-	$(23,702,847)	$30,692,235

The accompanying notes are an integral part of these financial statements.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	32

NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2014 and December 31, 2013, and ten months ended December 31, 2012
(Expressed in Canadian dollars)

1.	Nature and Continuance of Operations

Hemisphere Energy Corporation (the "Company") was incorporated under the laws of British Columbia on March 6, 1978. The Company’s principal business is the acquisition, exploration, development and production of petroleum and natural gas interests in Canada. It is a publicly traded company listed on the TSX Venture Exchange under the symbol "HME". The Company’s head office is located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

2.	Basis of Presentation

(a)	Statement of compliance

These financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These financial statements were authorized for issuance by the Board of Directors on April 21, 2015.

(b)	Basis of presentation

These financial statements have been prepared on a historical cost basis, except for financial instruments and share-based payments, which are stated at their fair values. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

During 2012, the Company changed its year end from February 29 to December 31, resulting in a ten month period presented for the December 31, 2012 financial statements.

(c)	Functional and presentation currency

These annual financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that may affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may materially differ from these estimates. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Hemisphere Energy Corporation

33	NOTES TO THE FINANCIAL STATEMENTS

The following are the accounting policies that are subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

Critical accounting judgments

Reserves

The estimate of oil and natural gas reserves is integral to the calculation of the amount of depletion charged to the statements of loss and comprehensive loss and is also a key determinant in assessing whether the carrying value of any of the Company’s development and production assets have been impaired. Changes in reported reserves can impact asset carrying values due to changes in expected future cash flows.

The Company’s Proved and Probable reserves are evaluated and reported on by independent reserve engineers at least annually in accordance with Canadian Securities Administrators’ National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities ("NI 51-101"). Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated Proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than Proved reserves. Reserve estimation is based on a variety of factors including engineering data, geological and geophysical data, projected future rates of production, commodity pricing and timing of future expenditures, all of which are subject to significant judgment and interpretation.

Identification of cash-generating units ("CGUs")

The Company’s assets are aggregated into CGUs for the purpose of calculating impairment. CGUs are based on an assessment of the unit’s ability to generate independent cash inflows. The determination of these CGUs was based on management’s judgment in regards to shared infrastructure, geographical proximity, petroleum type and similar exposure to market risk and materiality.

Recoverability of asset carrying values

At each reporting date, the Company assesses its petroleum and natural gas properties and exploration and evaluation assets for possible impairment, to determine if there is any indication that the carrying amounts of the assets may not be recoverable. An assessment is also made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. Determination as to whether and how much an asset is impaired, or no longer impaired, involves management estimates on highly uncertain matters such as future commodity prices, discount rates, production profiles, operating costs, future capital costs and reserves. Changes in circumstances may impact these estimates which may impact the recoverable amount of assets. Any change in the impairment loss or reversal of impairment loss could have a material financial impact in future periods but future depletion expense would be impacted as a result.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	34

Critical accounting estimates

Decommissioning obligations

Decommissioning costs will be incurred by the Company many years into the future. Amounts recorded for decommissioning obligations require the use of management’s best estimates of future decommissioning expenditures, expected timing of expenditures and future inflation rates. The estimates are based on internal and third party information and calculations are subject to changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions, and changes in clean up technology. Actual costs and outflows can differ from estimates and may have a material impact on earnings or financial position. For more information on the Company’s decommissioning obligations, see Note 10.

Business combination

Business combinations are accounted for using the acquisition method. Under this method, management makes estimates of the fair value of assets acquired and liabilities assumed which includes assessing the value of petroleum and natural gas properties based upon the estimation of recoverable quantities of Proved and Probable reserves being acquired.

Share-based payments

The Company measures the cost of its share-based payments to directors, officers, employees and consultants by reference to the fair value of the equity instruments using the Black-Scholes option pricing model at the date they are granted. The assumptions used in determining fair value include: expected life of the options, risk-free rates of return and stock price volatility. Changes to assumptions may have a material impact on the amounts presented. For more information on the Company’s share-based payments see Note 13(b).

Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly, affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

Hemisphere Energy Corporation

35	NOTES TO THE FINANCIAL STATEMENTS

3.	Significant Accounting Policies

(a)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss ("FVTPL"), loans and receivables, and available-for-sale ("AFS"). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method. The Company has no assets classified as held-to-maturity.

Financial assets at fair value through profit or loss

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables are comprised of accounts receivable and reclamation deposits.

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.

Management assesses the carrying value of any AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit or loss. The Company does not have any financial instruments classified as AFS.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	36

(ii)	Financial liabilities

Borrowings and other financial liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities are comprised of accounts payable and accrued liabilities and bank indebtedness.

(iii)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs for the asset or liability that are not based on observable market data.

Additional disclosure on the measurement of financial instruments is provided in Note 5.

(b)	Revenue

Revenue from the sale of petroleum and natural gas is recorded when title passes to an external party and is based on volumes delivered to customers at contractual delivery points and rates, and collectability is reasonably assured. The costs associated with delivery, including operating and maintenance costs, transportation and royalty expenses, are recognized during the same period in which the related revenue is earned and reported.

(c)	Joint interest operations

Some of the Company’s petroleum and natural gas activities are jointly conducted with other venturers who have direct ownership in and jointly control the operations of the ventures. Accordingly the financial statements reflect the Company’s share of joint assets, liabilities, revenues and expenses.

Hemisphere Energy Corporation

37	NOTES TO THE FINANCIAL STATEMENTS

(d)	Property and equipment and exploration and evaluation assets

(i)	Pre-exploration expenditures

Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed as incurred.

(ii)	Exploration and evaluation expenditures

Costs incurred once the legal right to explore has been acquired are capitalized as exploration and evaluation assets. These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, drilling costs directly attributable to an identifiable well, and directly attributable general and administrative costs. These costs are accumulated in cost centers by property and are not subject to depletion until technical feasibility and commercial viability has been determined.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

The technical feasibility and commercial viability are considered to be determinable when Proved and Probable reserves have been identified. A review of each exploration license or field is carried out, at each reporting date, to ascertain whether Proved and Probable reserves have been discovered. Upon determination of Proved and Probable reserves, exploration and evaluation assets attributable to those reserves are tested for impairment and reclassified from exploration and evaluation assets to petroleum and natural gas properties.

(iii)	Property and equipment

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and impairment losses.

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas properties, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

(iv)	Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum and natural gas properties only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized petroleum and natural gas properties generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	38

(v)	Depletion and depreciation

Depletion of petroleum and natural gas properties is determined using the unit-of-production method based on production volumes in relation to total estimated Proved and Probable reserves as determined annually by independent engineers and determined in accordance with NI 51-101. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

The calculation of depletion and depreciation is based on total capitalized costs plus estimated future development costs of Proved and Probable non-producing and undeveloped reserves less the estimated net realizable value of production equipment and facilities after the Proved reserves are fully produced.

Proved reserves are estimated using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids, which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. There should be a 50 percent statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as Proved and Probable and a 50 percent statistical probability that it will be less. The equivalent statistical probabilities for the proved component of Proved and Probable reserves are 90 percent and 10 percent, respectively.

Such reserves may be considered commercially producible if management has the intention of developing and producing them. Such intention is based upon:

•	A reasonable assessment of the future economics of such production;
•	A reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	Evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered Proved if supported by either actual production or conclusive formation tests. The area of reservoir considered Proved includes (a) that portion delineated by drilling and defined by as-oil and/or oil-water contacts, if any, or both, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower Proved limit of the reservoir.

Hemisphere Energy Corporation

39	NOTES TO THE FINANCIAL STATEMENTS

Reserves that can be produced economically through application of improved recovery techniques such as fluid injection are only included in the Proved classification when successful testing by a pilot project, the operation of an installed program in the reservoir or other reasonable evidence (such as, experience of the dame techniques on similar reservoirs or reservoir simulation studies) provides support for the engineering analysis on which the project or program was based.

Depreciation of other equipment is provided for on a 20-30% declining balance basis. Depreciation methods, useful lives and residual values are reviewed at each reporting date.

(vi)	Impairment

Exploration and evaluation assets are assessed for impairment when they are reclassified to developing and producing assets, as petroleum and natural gas properties, and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

An impairment is recorded when the recoverable amount of an asset is less than the respective carrying amount. Recoverable amount is the higher of its fair value less cost to sell and value in use. Fair value is the price that would be received from selling an asset in an orderly transaction between market participants. Fair value less costs to sell can be determined by using an observable market or by using discounted future net cash flows of Proved and Probable reserves using forecasted prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.

Exploration and evaluation assets are grouped together with the Company's CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to developing and producing assets (petroleum and natural gas properties).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units and then to reduce carrying amounts of other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	40

(e)	Decommissioning obligations

Decommissioning obligations are measured at the present value of management’s best estimate of expenditures required to settle the present obligation at the statement of financial position date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision.

(f)	Share-based payments

The Company has a stock option plan that is described in Note 13(b). Share-based payments to employees are measured at the fair value of the instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as capital stock and the related share-based payments reserve is transferred to capital stock. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire after vesting, the recorded value is transferred to deficit.

(g)	Equity units

The Company uses the residual value method with respect to the measurement of equity units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market close on the date the units are issued; the balance, if any, is allocated to the attached warrants. Share issue costs are netted against share proceeds.

(h)	Flow-through shares and units

The Company may, from time to time, issue flow-through common shares to finance its petroleum and natural gas exploration activities. Canadian income tax law permits the Company to renounce to the flow-through shareholders the income tax attributes of certain petroleum and natural gas exploration and evaluation costs financed by such shares. A liability is recognized for any premium on the flow-through shares and is subsequently reversed as the Company incurs qualifying Canadian exploration expenses.

In circumstances where the Company has issued flow-through shares by way of a unit offering, the proceeds are allocated first to common shares based on the market close at the time the units are priced, and any residual value is allocated next to the warrants reserve based on the fair value of the warrant component using the Black-Scholes option pricing model on grant date. Any remaining residual value is then recognized as a liability for the premium on the flow-through shares.

Hemisphere Energy Corporation

41	NOTES TO THE FINANCIAL STATEMENTS

(i)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Loss per share

Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted-average number of shares outstanding for the effects of dilutive instruments such as options and warrants.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	42

Shares held in escrow other than where their release is subject to the passage of time are excluded from the computation of loss per share until the conditions for their release are satisfied.

(k)	Changes in accounting policies

a.	Accounting policies adopted

Effective January 1, 2014, the Company adopted the following:

(i)

Amendment to IAS 36 Impairment of Assets, requires additional disclosure on the recoverable amounts of an impaired CGU. The adoption of this amendment had no impact on the amounts recorded in the financial statements for the year ended December 31, 2014 or on the comparative periods

(ii)

IFRIC 21 Levies, clarifies the requirements for recognizing a liability for a levy imposed by a government. The adoption of this standard had no impact on the amounts recorded in the financial statements for the year ended December 31, 2014 or on the comparative periods.

(iii)

The Company changed its accounting for depleting its petroleum and natural gas properties. The Company changed from using the unit-of-production method based on production volumes in relation to total estimated Proved reserves to total estimated Proved and Probable reserves. The change in policy has been applied retrospectively (see Note 4).

b.	Future accounting pronouncements

The IASB or IFRIC have issued pronouncements effective for accounting periods beginning on or after January 1, 2015. Only those which may significantly impact the Company are discussed below:

(i)	IFRS 15 Revenue from Contracts with Customers provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

o	Identify the contract with the customer
o	Identify the performance obligations in the contract
o	Determine the transaction price
o	Allocate the transaction price to the performance obligations in the contracts
o	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. Applicable to the Company's annual period beginning on January 1, 2017. The Company has not assessed the impact of this pronouncement.

Hemisphere Energy Corporation

43	NOTES TO THE FINANCIAL STATEMENTS

(ii)

IFRS 9 Financial Instruments (2014) is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

o

Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a "fair value through other comprehensive income" category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

o

Impairment. The 2014 version of IFRS 9 introduces an "expected credit loss" model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

o

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

Applicable to the Company's annual period beginning on January 1, 2018. The Company has not assessed the impact of this pronouncement.

4.	Restatement of Previously Reported Results

The Company’s financial statements for the periods ended December 31, 2013, January 1, 2013 and December 31, 2012, have been restated for the following items:

Property and equipment

Depreciation and depletion

The Company changed its accounting for depleting its petroleum and natural gas properties. The Company’s acquisition of its core Jenner and Atlee Buffalo properties resulted in higher Proved plus Probable reserves. With the Company’s additional equity financings and banking facilities, its ability and plans have expanded to further the development of its exploration assets and Probable reserves. As a result, the Company changed from using the unit-of-production method based on production volumes in relation to total estimated Proved reserves to total estimated Proved and Probable reserves. This both accurately reflects the change in circumstance and aligns the Company’s method of estimating depletion with the majority of petroleum and natural gas producing companies. The change in accounting policy has been applied retrospectively, and accordingly, the Company has revised certain prior year amounts.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	44

Impairment

As a result of the Company changing its accounting to include Proved and Probable reserves, the impairment of property and equipment has been revised. In addition, the Company reassessed its indicators of impairment on its core petroleum and natural gas properties, which resulted in a decrease of impairment of $5,084,200 for the year ended December 31, 2013.

Decommissioning obligations

In determining decommissioning obligations, the Company has changed its estimate using the information as set out by the Alberta Energy Regulator ("AER") in Directive 011, as its primary source of estimating future abandonment and reclamation costs.

The following table outlines the effect of the changes made to the financial statements as originally filed:

Impact on the Statements of Financial Position as at December 31, 2013 and January 1, 2013

	As at December 31, 2013			As at January 1, 2013
	Previously			Previously
	Reported	Change	Restated	Reported	Change	Restated
	$	$	$	$	$	$
Exploration and evaluation assets	1,894,497	106,116	2,000,613	3,189,762	(1,422,906)	1,766,856
Property and equipment	23,541,568	3,869,877	27,411,445	20,152,828	271,591	20,424,419
Deferred tax asset	2,387,321	(854,916)	1,532,405	912,087	262,745	1,174,832
Total assets	29,075,500	3,120,077	32,195,577	25,375,435	(888,570)	24,486,865

Decommissioning obligations	1,323,446	687,836	2,011,282	467,235	-	467,235
Deficit	(25,001,614)	2,433,242	(22,568,372)	(21,242,708)	(888,570)	(22,131,278)
Total shareholders’ equity	19,905,328	2,433,242	22,338,570	19,960,382	(888,570)	19,071,812
Total liabilities and shareholders’ equity	29,074,500	3,121,077	32,195,577	25,375,435	(888,570)	24,486,865

Hemisphere Energy Corporation

45	NOTES TO THE FINANCIAL STATEMENTS

Impact on the Statements of Loss and Comprehensive Loss for the year ended December 31, 2013, and the 10 months ended December 31, 2012

	Year ended December 31, 2013			10 months ended December 31, 2012
	Previously			Previously
	Reported	Change	Restated	Reported	Change	Restated
	$	$	$	$	$	$
Depletion and depreciation	3,088,965	644,728	3,733,693	2,239,706	703,556	2,943,262
Impairment of property and equipment	5,640,571	(5,084,200)	556,371	184,938	-	184,938
Income (loss) before income taxes	(5,307,311)	4,439,472	(867,839)	543,818	(703,556)	(159,738)

Deferred tax (expense) recovery	1,475,234	(1,117,661)	357,573	(482,458)	170,151	(312,307)
Net income (loss) and comprehensive income (loss)	(3,832,078)	3,321,812	(510,266)	61,361	(533,406)	(472,045)
Net income (loss) per share - basic and diluted	(0.07)		(0.01)	0.00		(0.01)

Impact on the Statements of Cash Flows for the year ended December 31, 2013, and the 10 months ended December 31, 2012

	Year ended December 31, 2013			10 months ended December 31, 2012
	Previously			Previously
	Reported	Change	Restated	Reported	Change	Restated
	$	$	$	$	$	$
Net income (loss)	(3,832,078)	3,321,812	(510,266)	61,361	(533,406)	(472,045)
Depletion, depreciation, and accretion	3,095,478	644,728	3,740,206	2,254,029	703,556	2,957,585
Impairment of property and equipment	5,640,571	(5,084,200)	556,371	184,938	-	184,938
Deferred tax (expense) recovery	1,475,234	(1,117,662)	357,572	(482,458)	170,151	(312,307)
Cash provided by operating activities	3,665,274	-	3,665,274	3,672,632	-	3,672,632

As shown in the table above, all adjustments affected only non-cash items; therefore, there was no impact to cash provided by operating activities and no impact to cash used in investing activities or cash provided by financing activities.

5.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, changes in assumptions can significantly affect estimated fair values. At December 31, 2014, the Company's financial instruments include accounts receivable, reclamation deposits, bank indebtedness, and accounts payable and accrued liabilities.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	46

The fair values of accounts receivable, reclamation deposits, accounts payable and accrued liabilities, and bank indebtedness approximate their carrying values due to the short-term maturity of these financial instruments.

6.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities such as credit risk, liquidity risk and market risk. This note presents information about the Company’s exposure to each of these risks. Management sets controls to manage such risks and monitors them on an ongoing basis pertaining to market conditions and the Company’s activities.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its payment obligations. This risk arises principally from the Company’s receivables from joint operators and oil and natural gas marketers, and reclamation deposits. The credit risk associated with reclamation deposits is minimized substantially by ensuring this financial asset is placed with major financial institutions with strong investment-grade ratings by a primary ratings agency. The credit risk associated with accounts receivable is mitigated as the Company monitors monthly balances to limit the risk associated with collections. The Company does not anticipate any default. There are no balances past due or impaired.

The maximum exposure to credit risk is as follows:

	December 31, 2014	December 31, 2013
Accounts receivable
Trade receivables	$1,041,843	$927,768
Receivable from joint operators	95,355	42,663
Reclamation deposits	105,535	105,535
	$1,242,733	$1,075,966

The Company sells the majority of its oil production to a single oil marketer and, therefore, is subject to concentration risk which is mitigated by management’s policies and practices related to credit risk, as discussed above. The Company historically has never experienced any collection issues with its oil marketer.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company.

Hemisphere Energy Corporation

47	NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2014, the Company had negative working capital of $11,644,609 (December 31, 2013 - $6,330,906), which includes bank indebtedness of $7,184,147 (December 31, 2013 - $4,500,000). The Company funds its operations through production revenue and a demand operating credit facility (Note 12). All of the Company’s financial liabilities have contractual maturities of less than 90 days.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, other prices and interest rates will affect the value of the financial instruments. Market risk is comprised of interest rate risk, foreign currency risk, commodity price risk and other price risk.

(i)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Borrowings under the Company’s credit facilities are subject to variable interest rates. A one percent change in interest rates would not have a material effect on net loss and comprehensive loss.

(ii)	Foreign currency risk

The Company’s functional and reporting currency is the Canadian dollar. The Company does not sell or transact in any foreign currency; however, commodity prices are largely denominated in United States dollars ("USD"), and as a result the prices that the Company receives are affected by fluctuations in the exchange rates between the USD and the Canadian dollar. The exchange rate effect cannot be quantified, but generally an increase in the value of the Canadian dollar compared to the USD will reduce the prices received by the Company for its crude oil and natural gas sales. The Company did not have any foreign exchange rate swaps or related contracts in place as at the date of this document.

(iii)	Commodity price risk

Commodity prices for petroleum and natural gas are impacted by global economic events that dictate the levels of supply and demand, as well as the relationship between the Canadian dollar and the USD. Significant changes in commodity prices may materially impact the Company’s ability to raise capital. The Company has not entered into any commodity hedge contracts as at the date of this document.

(iv)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	48

7.	Capital Management

The Company manages its capital with the following objectives:

(a)

To ensure sufficient financial flexibility to achieve the Company’s ongoing business objectives including the replacement of production, funding of future growth opportunities and pursuit of accretive acquisitions; and

(b)	To maximize shareholder return through enhancing the Company’s share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the Company and industry in general. The capital structure of the Company is composed of shareholders’ equity and the undrawn component of the Company’s credit facilities. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing from the Company’s credit facilities, issuing new debt instruments or other financial or equity–based instruments, adjusting capital spending or disposing of assets. The capital structure is reviewed on an ongoing basis.

The Company’s capital structure as at December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013
Shareholders’ equity	$30,692,235	$22,338,570
Undrawn component of bank credit facilities	7,815,853	6,000,000
Total capital	$38,508,088	$28,338,570

As at December 31, 2014, the Company had total available credit facilities of $15,000,000 (December 31, 2013 - $10,500,000) of which the Company had drawn $7,184,147 (December 31, 2013 - $4,500,000) (Note 12). At December 31, 2014, the Company was subject to externally imposed capital requirements as described in Note 12.

Hemisphere Energy Corporation

49	NOTES TO THE FINANCIAL STATEMENTS

8.	Exploration and Evaluation Assets

Exploration and evaluation assets consist of the Company’s exploration projects, which are pending the determination of Proved and Probable reserves. A transfer from exploration and evaluation assets to property and equipment is made when the well has come on production or the exploration project has been completed. For the year ended December 31, 2014, the Company transferred $993,271 (December 31, 2013 - $1,185,051) to property and equipment.

Cost
Balance February 29, 2012	$1,798,416
Additions	740,758
Exploration and evaluation expense	(120,882)
Transfer to property and equipment	(651,436)
Balance, December 31, 2012	1,766,856
Additions	1,534,814
Exploration and evaluation expense	(116,006)
Transfer to property and equipment	(1,185,051)
Balance, December 31, 2013	2,000,613
Additions	2,080,432
Exploration and evaluation expense	(190,887)
Transfer to property and equipment	(993,271)
Balance, December 31, 2014	$2,896,887

9.	Property and Equipment

	Petroleum and
	Natural Gas	Other Equipment	Total
Cost
Balance, February 29, 2012	$15,948,386	$67,522	$16,015,908
Additions	11,242,126	-	11,242,126
Transfer from exploration and evaluation assets	651,436	-	651,436
Balance, December 31, 2012	27,841,948	67,522	27,909,470
Additions	10,092,039	-	10,092,039
Transfer from exploration and evaluation assets	1,185,051	-	1,185,051
Balance, December 31, 2013	39,119,038	67,522	39,186,560
Additions	22,482,341	46,970	22,529,311
Transfer from exploration and evaluation assets	993,271	-	993,271
Balance, December 31, 2014	$62,594,650	$114,492	$62,709,142
Accumulated Depletion, Depreciation, Amortization and Impairment Losses
Balance, February 29, 2012	$4,311,939	$44,912	$4,356,851

Charge for period	2,938,194	5,068	2,943,262
Impairment loss	184,938	-	184,938
Balance, December 31, 2012	7,435,071	49,980	7,485,051
Charge for year	3,729,169	4,524	3,733,693
Impairment loss	556,371	-	556,371
Balance, December 31, 2013	11,720,611	54,504	11,775,115
Charge for year	5,353,585	7,404	5,360,989
Impairment loss	2,702,925	-	2,702,925
Balance, December 31, 2014	$19,777,121	$61,908	$19,839,029
Net Book Value
December 31, 2013	$27,398,427	$13,018	$27,411,445
December 31, 2014	$42,817,529	$52,584	$42,870,113

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	50

(a)	Property acquisitions for the year ended December 31, 2014:

Property acquisitions not constituting a business combination

On February 28, 2014, the Company closed an acquisition of a non-producing property for proceeds of $100,000 which included 1.75 sections (1,120 acres) in the surrounding Jenner area.

On May 29, 2014, the Company closed an acquisition in the Atlee Buffalo property for proceeds of $510,000 which included an 85% working interest in 1.75 sections (1,120 acres) of land adjacent to the Company’s existing Atlee property.

During the year ended December 31, 2014, the Company also purchased property mineral lease rights for total proceeds of $247,296 in various Crown land sales through the Alberta Department of Energy. The leases purchased were located in both Jenner and Atlee Buffalo.

(b)	Property acquisitions for the year ended December 31, 2013:

(i)	Property acquisitions constituting a business combination

On November 14, 2013, the Company closed the acquisition of the oil and gas assets in the Atlee Buffalo property in southeastern Alberta. The Company acquired a 100% working interest in land and tangible assets in the Atlee Buffalo property for total cash consideration of $3,155,195 (net of June to September 2013 net production revenue). The fair value of the net assets acquired was equal to the cash consideration paid, and no goodwill or bargain purchase gain was recorded in the transaction.

Estimated fair value of acquired properties:
Exploration and evaluation assets	$477,000
Property and equipment	3,153,195
Decommissioning obligation	(475,000)
Total	$3,155,195

(ii)	Property acquisitions not constituting a business combination

During the 2013 fiscal year, the Company also purchased properties for total expenditures of $132,582 in various Crown land sales through the Alberta Department of Energy. These properties were all located in Jenner.

During the year ended December 31, 2014, the Company performed an assessment of potential impairment indicators, and management determined that with the recent decline in commodity prices that an impairment test on its petroleum and natural gas assets was required. It was determined that the carrying amount of three CGUs exceeded their recoverable amounts aggregating $25,389,350 for the year ended December 31, 2014 (year ended December 31, 2013 - $145,800; ten months ended December 31, 2012 - $442,000). Accordingly, the Company recognized an impairment charge of $2,702,925 for the year ended December 31, 2014 (year ended December 31, 2013 - $556,371; ten months ended December 31, 2012 - $184,938). The recoverable amounts were determined with fair value less costs to sell using a discounted cash flow method and categorized in Level 3 of the fair value hierarchy. Key assumptions in the determination of cash flows from reserves include crude oil and natural gas prices, loss factors and discount rates specific to the underlying composition of assets residing in each CGU. The pre-tax discount rates ranged from 10% to 15% depending on the nature of the reserves. The following table show the future commodity price estimates used by the Company’s independent reserves evaluator at December 31, 2014 and 2013:

Hemisphere Energy Corporation

51	NOTES TO THE FINANCIAL STATEMENTS

2014	2015	2016	2017	2018	2019	2020	2021	2022	Thereafter
WTI (US$/bbl)	65.00	75.00	80.00	84.90	89.30	93.80	95.70	97.60	+2%/yr
WCS (C$/bbl)	57.60	69.90	74.70	79.70	83.70	87.90	89.80	91.60	+2%/yr
AECO(Cdn$/MMbtu)	3.50	4.00	4.25	4.50	4.70	5.00	5.30	5.50	+2%/yr

2013	2014	2015	2016	2017	2018	2019	2020	2021	Thereafter
WTI (US$/bbl)	95.00	95.00	95.00	95.00	95.30	96.60	98.50	100.50	+2%/yr
WCS (C$/bbl)	76.50	79.60	80.40	80.90	81.10	82.20	83.80	85.50	+2%/yr
AECO(Cdn$/MMbtu)	4.00	4.25	4.55	4.75	5.00	5.25	5.35	5.45	+2%/yr

10.	Decommissioning Obligations

The Company’s decommissioning obligations result from its net ownership interest in petroleum and natural gas assets including well sites and gathering systems. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company uses AER guidelines for determining abandonment and reclamation estimates.

The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning obligations as at December 31, 2014 is $5,923,892 (December 31, 2013 - $3,351,041; January 1, 2013 - $467,235). These payments are expected to be made over the next 38 years with the majority of costs to be incurred between 2022 and 2038. The discount factor, being the risk-free rate related to the liability, is 2.40% (December 31, 2013 - 3.32%) . Inflation of 1.70% (December 31, 2013 - 1.20%) has also been factored into the calculation. The Company also has $105,535 (December 31, 2013 - $105,535; January 1, 2013 - $100,535) in various reclamation bonds for its properties held by the British Columbia Ministry of Energy, Mines and Petroleum Resources.

	December 31, 2014	December 31, 2013	December 31, 2012
Decommissioning obligations, beginning of period	$2,011,282	$467,235	$358,428
Increase in estimated future obligations	3,099,549	1,537,534	94,484
Accretion expense	66,776	6,513	14,323
Decommissioning obligations, end of period	$5,177,607	$2,011,282	$467,235

11.	Finance Income and Expenses

	Year Ended	Year Ended	Ten Months Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Finance expense:
Interest expense	$197,682	$189,262	$22,813
Part XII.6 tax	11,889	-	3,323
Accretion of provision	66,776	6,513	14,323
Net finance expenses	$276,347	$195,775	$40,459

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	52

12.	Bank Indebtedness

The Company has a demand operating credit facility in the amount of $15,000,000 with Alberta Treasury Branches. The facility is secured by a general security agreement and a floating charge on all lands of the Company and renewed annually. The facility bears interest at the bank’s prime rate plus 1.75%, as well as a standby charge for any undrawn funds.

Pursuant to the terms of the credit facility, the Company has provided a financial covenant that at all times its working capital ratio shall not be less than 1.0. The working capital ratio is defined under the terms of the credit facilities as current assets including the undrawn portion of the revolving operating demand line credit facility, to current liabilities, excluding any current bank indebtedness.

At December 31, 2014, the Company has drawn a total of $7,184,147 from the credit facility (December 31, 2013 - $4,500,000) and was in compliance with the above financial covenant.

13.	Capital Stock

(a)	Authorized

Unlimited number of common shares without par value.

Issued and outstanding

As at December 31, 2014, the Company had 75,368,498 shares issued and outstanding.

The following occurred during the year ended December 31, 2014:

(i)

On May 14, 2014, the Company closed a bought-deal equity financing consisting of 13,333,500 common shares at a price of $0.75 per common share for aggregate gross proceeds of $10,000,125. In conjunction with the closing of the bought-deal equity financing, the Company paid $919,471 in share issuance costs (net of tax $680,408), which include $700,009 in finders’ fees.

(ii)

The Company issued 690,000 common shares for the exercise of incentive stock options at various exercise prices for gross proceeds of $220,850. Additionally, the Company issued 37,500 common shares for the exercise of share purchase warrants at a price of $0.75 each for gross proceeds of $28,125.

The following occurred during the year ended December 31, 2013:

(iii)

On January 25, 2013, the Company closed the second and final tranche of a private placement consisting of 86,900 units at a price of $0.65 per unit for gross proceeds of $56,485. Each unit consisted of one common share and one-half of one non- transferrable share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share at the price of $0.90 until January 25, 2014.

Hemisphere Energy Corporation

53	NOTES TO THE FINANCIAL STATEMENTS

Using the residual value method to value the units, the fair value of the common shares was $46,057, and the remaining balance of $10,428 was allocated to the share purchase warrants.

In conjunction with the closing of the private placement, $456 in finders’ fees and legal fees were paid and 700 finders’ warrants were issued. Each warrant entitled the holder to purchase one common share at a price of $0.90 until January 25, 2014.

(iv)

On December 9, 2013, the Company closed a bought-deal private placement consisting of 4,182,550 units, comprised of one common share and one-half of one warrant of the Company at a price of $0.55 per unit and 3,077,000 common shares to be issued on a flow-through basis at a price of $0.65 per flow-through share for aggregate gross proceeds of $4,300,453. Each whole warrant entitled the holder to acquire one common share of the Company at a price of $0.75 until December 9, 2014.

Using the residual value method to value the units, the fair value of the common shares was $2,216,751, and the remaining balance of $83,651 was allocated to the share purchase warrants.

Using the residual value method to value the flow-through shares, the fair value of the common shares was $1,630,810, and the remaining balance of $369,240 was allocated to the flow-through premium liability.

In conjunction with the closing of the private placement, $571,137 in share issuance costs including commissions and legal fees were paid.

In connection with the flow-through private placements completed on December 10, 2013, the Company fulfilled its obligation to incur qualified expenditures of $2,000,050 by December 31, 2014. At December 31, 2014, the balance in flow- through premium liability has been reduced to nil and transferred to flow-through share premium recovery on the statement of loss and comprehensive loss.

The following occurred during the ten months ended December 31, 2012:

(v)

On December 20, 2012, the Company closed a private placement consisting of 1,829,300 units at a price of $0.65 per unit for gross proceeds of $1,189,045. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share at the price of $0.90 until December 20, 2013.

Using the residual value method to value the units, the fair value of the common shares was $1,115,873 and the remaining balance of $73,172 was allocated to the share purchase warrants.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	54

In conjunction with the closing of the private placement, $82,643 in finders’ fees and legal fees were paid and 114,191 finders’ warrants were issued. Each warrant entitled the holder to purchase one common share at a price of $0.90 until December 20, 2013.

(vi)	The Company received $1,051,228 through the exercise of 1,752,047 share purchase warrants. Additionally, $1,250 was received through the exercise of 5,000 stock options.

(b)	Stock options

The Company has a stock option plan in place and is authorized to grant stock options to officers, directors, employees and consultants whereby the aggregate number of shares reserved for issuance may not exceed 10% of the issued shares at the time of grant and 5% of the issued shares to each optionee. Stock options are non-transferable and have a maximum term of five years. Stock options terminate no later than 90 days (30 days for investor-related services) upon termination of employment or employment contract and one year in the case of retirement, death or disability. The grant price may not be less than the last closing price of the Company’s shares and not less than $0.10 per share.

During the year ended December 31, 2014, the Company received gross proceeds of $220,850 for the exercise of 690,000 stock options at various exercise prices.

Details of the Company’s stock options as at December 31, 2014 and 2013 are as follows:

		Changes in the Year
		Balance				Balance	Balance
		Outstanding				Outstanding	Exercisable
Exercise	Expiry	December 31,			Expired/	December 31,	December 31,
Price	Date	2013	Granted	Exercised	Cancelled	2014	2014
$0.27	28-Sep-14	445,000	-	(444,000)	(5,000)	-	-
$0.25	8-Mar-15	485,000	-	(50,000)	-	435,000	435,000
$0.26	30-Sep-15	520,000	-	(30,000)	-	490,000	490,000
$0.30	23-Dec-15	425,000	-	(50,000)	-	375,000	375,000
$0.30	27-Jan-16	200,000	-	-	-	200,000	200,000
$0.38	9-Feb-16	50,000	-	-	-	50,000	50,000
$0.40	26-May-16	520,000	-	(45,000)	-	475,000	475,000
$0.48	5-Jul-16	50,000	-	-	-	50,000	50,000
$0.70	8-Feb-17	1,550,000	-	(50,000)	-	1,500,000	1,500,000
$0.65	24-Apr-17	75,000	-	-	-	75,000	75,000
$0.61	5-Jul-17	425,000	-	-	-	425,000	425,000
$0.50	8-Mar-18	250,000	-	-	-	250,000	250,000
$0.55	6-Jan-19	685,000	-	(25,000)	-	660,000	660,000
$0.65	29-Sep-19	-	785,000	-	-	785,000	785,000
$0.61	7-Oct-19	-	200,000	-	-	200,000	200,000
		5,680,000	985,000	(690,000)	(5,000)	5,970,000	5,970,000
Weighted-average exercise price		$0.48	$0.64	$0.32	$0.27	$0.52	$0.52

Hemisphere Energy Corporation

55	NOTES TO THE FINANCIAL STATEMENTS

		Changes in the Year
		Balance				Balance	Balance
		Outstanding				Outstanding	Exercisable
Exercise	Expiry	December 31,			Expired/	December 31,	December 31,
Price	Date	2012	Granted	Exercised	Cancelled	2013	2013
$0.27	28-Sep-14	445,000	-	-	-	445,000	445,000
$0.25	8-Mar-15	485,000	-	-	-	485,000	485,000
$0.26	30-Sep-15	520,000	-	-	-	520,000	520,000
$0.30	23-Dec-15	425,000	-	-	-	425,000	425,000
$0.30	27-Jan-16	200,000	-	-	-	200,000	200,000
$0.38	9-Feb-16	50,000	-	-	-	50,000	50,000
$0.40	26-May-16	520,000	-	-	-	520,000	520,000
$0.48	5-Jul-16	50,000	-	-	-	50,000	50,000
$0.70	8-Feb-17	1,550,000	-	-	-	1,550,000	1,550,000
$0.65	24-Apr-17	75,000	-	-	-	75,000	75,000
$0.61	5-Jul-17	425,000	-	-	-	425,000	425,000
$0.50	8-Mar-18	-	250,000	-	-	250,000	250,000
$0.55	6-Jan-19	-	685,000	-	-	685,000	685,000
		4,745,000	935,000	-	-	5,680,000	5,680,000
Weighted-average exercise price		$0.47	$0.54	-	-	$0.48	$0.48

For the year ended December 31, 2014, the Company recognized $452,780 (year ended December 31, 2013 - $360,464; ten months ended December 31, 2012 - $282,872) in share-based payment expense from the granting of 985,000 (year ended December 31, 2013 - 935,000; ten months ended December 31, 2012 - 500,000) options vesting immediately to directors, officers, consultants and employees of the Company. The fair value was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2014	December 31, 2013	December 31, 2012
Expected life (years)	5.00	5.00	5.00
Interest rate	1.59%	1.71%	1.18%
Volatility	91.99%	98.00%	137.48%
Dividend yield	0.00%	0.00%	0.00%
Fair value at grant date	$0.46	$0.38	$0.56

The weighted-average exercise price for stock options granted during the year ended December 31, 2014 was $0.64 (year ended December 31, 2013 - $0.54; ten months ended December 31, 2012 - $0.62) . The forfeiture rate has been estimated at 0% (December 31, 2013 - 0%).

Throughout the year ended December 31, 2014, the Company removed $1,159 (year ended December 31, 2013 - $nil; ten months ended December 31, 2012 - $nil) from the share-based payment reserve and recorded a corresponding recovery in deficit for expired stock options.

Throughout the year ended December 31, 2014, the Company removed $184,094 (year ended December 31, 2013 - $nil; ten months ended December 31, 2012 - $nil) from the share-based payment reserve and recorded a corresponding recovery in capital stock for exercised stock options.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	56

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate

(c)	Share purchase warrants

Details of the Company’s share purchase warrants as at December 31, 2014 and 2013 are as follows:

		Changes in the Year
		Balance Outstanding				Balance Outstanding
Exercise	Expiry	& Exercisable			Expired/	& Exercisable
Price	Date	December 31, 2013	Issued	Exercised	Cancelled	December 31, 2014
$0.90	25-Jan-14	43,450	-	-	(43,450)	-
$0.90	25-Jan-14	700	-	-	(700)	-
$0.95	27-Jan-14	6,161,578	-	-	(6,161,578)	-
$0.95	27-Jan-14	86,256	-	-	(86,256)	-
$0.70	27-Jan-14	862,620	-	-	(862,620)	-
$0.75	9-Dec-14	2,091,275	-	(37,500)	(2,053,775)	-
		9,245,879	-	(37,500)	(9,208,379)	-
Weighted-average exercise price		$0.88	-	$0.75	$0.88	-

		Changes in the Year
		Balance Outstanding				Balance Outstanding
Exercise	Expiry	& Exercisable			Expired/	& Exercisable
Price	Date	December 31, 2012	Issued	Exercised	Cancelled	December 31, 2013
$0.90	20-Dec-13	914,650	-	-	(914,650)	-
$0.90	20-Dec-13	114,191	-	-	(114,191)	-
$0.90	25-Jan-14	-	43,450	-	-	43,450
$0.90	25-Jan-14	-	700	-	-	700
$0.95	27-Jan-14	6,161,578	-	-	-	6,161,578
$0.95	27-Jan-14	86,256	-	-	-	86,256
$0.70	27-Jan-14	862,620	-	-	-	862,620
$0.75	9-Dec-14	-	2,091,275	-	-	2,091,275
		8,139,295	2,135,425	-	(1,028,841)	9,245,879
Weighted-average exercise price		$0.92	$0.75	-	$0.90	$0.88

Throughout the year ended December 31, 2014, the Company removed $202,979 (year ended December 31, 2013 - $73,172; ten months ended December 31, 2012 - $nil) from the warrant reserve and recorded a corresponding recovery in deficit for expired warrants.

Throughout the year ended December 31, 2014, the Company removed $1,500 (year ended December 31, 2013 - $nil; ten months ended December 31, 2012 - $nil) from the warrant reserve and recorded a corresponding recovery in capital stock for exercised warrants.

Hemisphere Energy Corporation

57	NOTES TO THE FINANCIAL STATEMENTS

(d)	Loss per share

	Year Ended	Year Ended	Ten Months Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Loss for the period	$(1,667,807)	$(510,266)	$(472,045)
Weighted average number of common shares outstanding, basic	70,075,411	54,479,558	50,888,868
Dilutive stock options and share purchase warrants	-	-	-
Weighted average number of common shares outstanding, fully diluted	70,075,411	54,479,558	50,888,868
Loss per share, basic	$(0.02)	$(0.01)	$(0.01)
Loss per share, fully diluted	$(0.02)	$(0.01)	$(0.01)

For the years ended December 31, 2014 and 2013, and ten months ended December 31, 2012, the Company incurred a loss; therefore, dilutive stock options and share purchase warrants were nil.

14.	Commitment

The Company has a commitment to make monthly rental payments pursuant to the office rental agreement at its current location until May 30, 2018. The following table shows the Company’s rental commitment amounts for the next four fiscal years:

	2015	2016	2017	2018
Rental commitment	$191,226	$191,226	$191,226	$79,678

The rent expense in the statement of loss and comprehensive loss for the year ended December 31, 2014 amounted to $159,745 (year ended December 31, 2013 - $84,954; ten month period December 31, 2012 - $68,346)

15.	Related Party Transactions

For the year ended December 31, 2014, the Company paid fees of $40,000 (year ended December 31, 2013 - $40,000) to a director of the Company. These fees were charged for services provided by the Chairman of the Company’s Board of Directors.

Remuneration of key executive personnel, consisting of the Company’s officers, directors and Chairman, were awarded as follows for the years ended December 31, 2014 and December 31, 2013, and ten months ended December 31, 2012:

	Year Ended	Year Ended	10 Months Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Short-term benefits	$986,666	$750,000	$540,416
Share-based payments	$377,753	$125,808	$196,386

No long-term benefits were paid to related parties.

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	58

16.	Supplemental Cash Flow Information

	Year Ended	Year Ended	Ten Months Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Provided by (used in):
Accounts receivable	$(261,845)	$(137,953)	$347,931
Prepaid expenses	(29,757)	12,597	(89,734)
Accounts payable and accrued liabilities	2,921,158	(936,333)	2,814,444
Total changes in non-cash working capital	$2,629,556	$(1,061,689)	$3,072,641
Provided by (used in):
Operating activities	$(13,353)	$(123,928)	$406,975
Investing activities	2,642,909	(947,511)	2,665,666
Financing activities	-	9,750	-
Total changes in non-cash working capital	$2,629,556	$(1,061,689)	$3,072,641

Interest paid on the Company’s bank loan during the year ended December 31, 2014 was $197,682 (year ended December 31, 2013 - $189,362; ten months ended December 31, 2012 - $22,813). During the year ended December 31, 2014 the Company paid $nil in income taxes (year ended December 31, 2013 - $nil; ten months ended December 31, 2012 – $nil).

17.	Subsequent Events

On January 29, 2015, the Company granted 1,225,000 incentive stock options to directors, employees and consultants at an exercise price of $0.24 per share.

In February and March 2015, the Company received proceeds of $108,750 for the exercise of 435,000 incentive stock options with an exercise price of $0.25 per share.

On March 1, 2015, the Company granted 100,000 incentive stock options to a consultant at an exercise price of $0.39 per share.

18.	Income Taxes

Effective April 1, 2013, the British Columbia provincial tax increased from 10.00% to 11.00% and the Canadian federal corporate tax rate remained unchanged at 15.00% . The overall increase in tax rates resulted in an increase in the Company’s statutory tax rate from 25.00% to 25.75% .

The reconciliation of income tax computed at the statutory tax rate of 26.00% (year ended December 31, 2013 - 25.75%; ten months ended December 31, 2012 - 25.00%) to income tax (recovery) expense is:

	Year Ended	Year Ended	Ten Months Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Income (loss) before income taxes	$(1,538,255)	$(867,839)	$(159,738)
Statutory income tax rate	26.00%	25.75%	25.00%
Expected income tax expense (recovery)	(399,946)	(223,469)	(39,935)
Non-deductible items	21,720	94,497	74,299
Temporary differences of property and equipment and evaluation and exploration assets	507,778	(247,295)	301,776
Effect of change in tax rate	-	17,740	-
Unused tax losses and tax offsets not recognized	-	954	(23,833)
Deferred tax expense (recovery)	$129,552	$(357,573)	$312,307

Hemisphere Energy Corporation

59	NOTES TO THE FINANCIAL STATEMENTS

The tax affected items that give rise to significant portions of the deferred tax asset at December 31, 2014 and 2013 are presented below:

	December 31, 2014	December 31, 2013
Deferred tax assets
Non-capital losses	$1,708,702	$1,839,139
Exploration and evaluation assets	8,641,617	5,076,498
Share issue costs	341,076	241,943
Decommissioning obligations	1,350,465	527,548
	12,041,860	7,685,128
Deferred income tax liability
Property and equipment	10,399,944	6,152,723
	$1,641,916	$1,532,405

As at December 31, 2014, the Company has unrecognized deductible temporary differences consisting of net capital losses of $95,333 (December 31, 2013 - $95,333), which may be carried forward indefinitely to reduce future taxable capital gains.

The Company assessed the probability that future taxable profit will be available against which the Company can utilize the benefits of tax pools in excess of the carrying amount of assets and recorded deferred tax assets.

The Company has the following income tax pools available at the end of the year:

	December 31, 2014	December 31, 2013
Canadian exploration expense	$3,336,823	$3,277,968
Canadian development expense	24,371,718	9,528,985
Canadian oil and gas property expense	8,352,690	8,646,028
Non-capital loss carry forwards	6,571,929	7,073,611
Undepreciated capital cost	2,870,328	3,747,124
Share issuance costs and other	1,591,613	1,211,572
	$47,095,101	$33,485,288

As at December 31, 2014, the Company has non-capital losses of approximately $6,572,000 that may be applied to reduce future Canadian taxable income, expiring as follows:

Available to
2026	$547,000
2027	341,000
2028	216,000
2029	312,000
2030	323,000
2031	557,000
2032	1,736,000
2033	2,540,000
$6,572,000

Hemisphere Energy Corporation

NOTES TO THE FINANCIAL STATEMENTS	60

19.	Segmented Information

The Company operates in one reportable operating segment, being the acquisition, exploration, development and production of petroleum and natural gas interests. The Company’s assets and activities are located in Canada.

Hemisphere Energy Corporation